SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MABVAX THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55414P108
(CUSIP Number)

Copy to:
Frost Gamma Investments Trust
4400 Biscayne Blvd.
Miami, FL 33137
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 55414P108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,333,333(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,333,333 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,333 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.86% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Does not include warrants to purchase 666,667 shares of the Issuer’s common stock owned by the Reporting Person, which contains a 4.99% beneficial ownership blocker.
(2)
The securities are held by Frost Gamma Investments Trust, of which Phillip Frost M.D., is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(3)	Based on 19,429,090 shares of the Issuer’s common stock outstanding as of April 7, 2015.

CUSIP No. 55414P108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,333,333(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,333,333(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,333 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.86% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Does not include warrants to purchase 666,667 shares of the Issuer’s common stock owned by the Reporting Person, which contains a 4.99% beneficial ownership blocker.
(2)	Based on 19,429,090 shares of the Issuer’s common stock outstanding as of April 7, 2015.

Item 1(a).                  Name of Issuer:

MabVax Therapeutics Holdings, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

11588 Sorrento Valley Rd., Suite 20
San Diego, CA 92121

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Phillip Frost, M.D.  and the Frost Gamma Investments Trust (collectively, the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

Frost Gamma Investments Trust has a business address located at 4400 Biscayne Blvd. Miami, FL 33137.

Dr. Phillip Frost has a business address at 4400 Biscayne Blvd. Miami, FL 33137.

Item 2(c).                 Citizenship.

Dr. Phillip Frost is a United States citizen.

The Frost Gamma Investments Trust is established in the state of Florida.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e).                  CUSIP Number.

55414P108

Item 3.              Type of Person

Not applicable.

Item 4.                       Ownership.

(a) Amount beneficially owned: 1,333,333 (1)

(b) Percent of class: 6.86% (3)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,333,333 (1)(2)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,333,333 (1)(2)

(1)	Does not include warrants to purchase 666,667 shares of the Issuer’s common stock owned by the Reporting Person, which contains a 4.99% beneficial ownership blocker.
(2)
The securities are held by Frost Gamma Investments Trust, of which Phillip Frost M.D., is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(3)	Based on 19,429,090 shares of the Issuer’s common stock outstanding as of April 7, 2015.

Item 5.                 Ownership of Five Percent or Less of a Class.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2015	By:	/s/Phillip Frost
Name: Phillip Frost, M.D.

Frost Gamma Investments Trust

April 10, 2015	By:	/s/ Phillip Frost
Name: Phillip Frost, M.D.
Title: Trustee

JOINT FILER INFORMATION

NAME:	Frost Gamma Investments Trust
ADDRESS:	4400 Biscayne Blvd Miami, FL 33137
Designated Filer:	Phillip Frost, M.D.
Issuer and Ticker Symbol:	MabVax Therapeutics Holdings, Inc. (MBVX)
Date of Event Requiring Statement:	April 3, 2015

FROST GAMMA INVESTMENTS TRUST

by:         /s/ Phillip Frost
Phillip Frost, M.D., Trustee